11/28/14

14041950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 26 2014
WASH. D.C. 201

SEC FILE NUMBER
8- 05 889

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-13 (MM/DD/YY) AND ENDING 09-30-14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin/Templeton Distributors, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

One Franklin Parkway
(No. and Street)

San Mateo (City) CA (State) 94403-1906 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elaine Sabatino (650) 312-3239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of

OATH OR AFFIRMATION

I, Elaine Sabatino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin/Templeton Distributors, Inc., as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on this 12th day of November 2014 by Elaine Jennings Sabatino proved to me on the basis of satisfactory evidence to be the person who appeared before me.

DELFINA ANGELICA KLEIN
Commission # 1915997
Notary Public - California
San Mateo County
My Comm. Expires Jan 5, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Franklin/Templeton Distributors, Inc. and Subsidiaries

Report on Audit of Consolidated Statement of Financial Condition

September 30, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Franklin/Templeton Distributors, Inc.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Franklin/Templeton Distributors, Inc. and its subsidiaries (the "Company") at September 30, 2014 in conformity with accounting principles generally accepted in the United States of America. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit of the consolidated statement of condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 12, 2014

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Franklin/Templeton Distributors, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
September 30, 2014

Assets		
Cash and cash equivalents	$	369,829,103
Sales and distribution fees receivable		198,189,322
Investment management fees receivable		52,466,865
Investments (including $11,334,176 at fair value)		21,545,192
Deferred sales commissions		42,716,661
Due from parent and affiliates		169,936,629
Property and equipment, net		831,160
Goodwill and other intangible assets		551,858,135
Other		3,600,534
Total Assets	**$**	**1,410,973,601**
Liabilities and Stockholder's Equity		
Liabilities		
Sales and distribution fees payable	$	141,228,936
Accounts payable and accrued expenses		93,878,364
Due to affiliates		36,475,067
Income taxes payable to parent		9,041,966
Income taxes payable to authorities		58,277,720
Deferred taxes, net		110,332,055
Total liabilities		449,234,108
Commitments and Contingencies (Note 11)		
Stockholder's Equity		
Common stock, $1.00 par value, 20,000 shares authorized; 2,355 shares issued and outstanding		2,355
Capital in excess of par value		109,827,838
Retained earnings		851,783,033
Accumulated other comprehensive income		126,267
Total stockholder's equity		961,739,493
Total Liabilities and Stockholder's Equity	**$**	**1,410,973,601**

See Notes to Consolidated Statement of Financial Condition.

1. Business

Nature of Operations

Franklin/Templeton Distributors, Inc. ("FTDI" and collectively with its subsidiaries, the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "parent"). FTDI is registered with the Securities and Exchange Commission (the "SEC") as a broker/dealer and serves as the principal underwriter and distributor for various U.S.-registered mutual funds sponsored by Franklin for which it receives commissions and distribution fees. FTDI is a member of the Financial Industry Regulatory Authority ("FINRA"), which is the designated examining authority of U. S. broker/dealers, and the Securities Investor Protection Corporation.

FTDI does not hold funds or securities for customers or carry customer accounts. All customer transactions are cleared through other broker/dealers on a fully-disclosed basis.

FTDI's wholly-owned subsidiaries, Franklin Mutual Advisers, LLC ("FMA"), Franklin Advisory Services, LLC, and Franklin Investment Advisory Services, LLC, are registered investment advisers with the SEC. These companies derive substantially all of their operating revenues and net income from providing investment management services to investment funds, institutional accounts and separately-managed accounts sponsored by Franklin (collectively, the "sponsored investment products" or "SIPs"). Services to the SIPs are provided under contracts that set forth the level and nature of the fees to be charged for these services. The majority of the Company's revenues relate to mutual fund products that are subject to contracts that are periodically reviewed and approved by each mutual fund's board of directors/trustees and/or its shareholders.

Risks and Uncertainties

Global financial markets provided strong returns during the fiscal year ended September 30, 2014 ("fiscal year 2014"), however volatility increased during the fourth fiscal quarter due to investors' global economic concerns.

The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The company is subject to various laws, rules and regulations that impose restrictions, limitations and registration, reporting and disclosure requirements on, and add complexity to its business and compliance operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") also resulted in increased scrutiny and oversight of the Company's financial services and products. The Company continues to analyze the impact of the Dodd-Frank Act as implementing rules are adopted and become effective.

FINRA Conduct Rules limit the amount of aggregate sales charges that may be paid in connection with the purchase and holding of investment company shares sold through broker/dealers. The effect of the rule is to limit the amount of fees that could be paid pursuant to a fund's Rule 12b-1 Plan to the Company. In 2010, the SEC proposed changes to Rule 12b-1 which, if adopted, could limit the Company's ability to recover expenses relating to the distribution of funds.

2. Significant Accounting Policies

Basis of Presentation
The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 12, 2014, which is the date that the consolidated statement of financial condition was issued.

Consolidation
The consolidated statement of financial condition includes the accounts of FTDI and its subsidiaries and variable interest entities ("VIEs") in which it has a controlling financial interest. The Company has a controlling financial interest when it owns a majority of the voting interest in an entity or when it is the primary beneficiary of a VIE. All material intercompany accounts and transactions have been eliminated.

A VIE is an entity in which the equity investment holders have not contributed sufficient capital to finance its activities or the equity investment holders do not have defined rights and obligations normally associated with an equity investment.

The Company is the primary beneficiary of a VIE if it has the majority of the risks or rewards of ownership, which it determines using expected cash flow scenarios. The key assumption used in the analysis is the net asset value of the entity.

Fair Value Measurements
The Company uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Company's assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Transfers between levels are recognized at the end of each quarter.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 quoted prices, such as non-binding quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are generally obtained from two independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data. Quoted prices are validated through price variance analysis, subsequent sales testing, stale price review, price comparison across pricing vendors and due diligence reviews of third-party vendors.

Level 3 Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Company's estimation of assumptions that market participants would use in pricing the asset or liability.

The Company records the majority of its investments at fair value on a recurring basis. Fair values are estimated for disclosure purposes for financial instruments that are not measured at fair value.

Cash and Cash Equivalents
Cash and cash equivalents consist of deposits with financial institutions and money market funds sponsored by Franklin. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business. Deposits with three financial institutions exceeded Federal Deposit Insurance Corporation insured limits by a total of $2,982,360 at September 30, 2014, representing a concentration of credit risk.

Investments
Investments consist of investment securities, available-for-sale and cost method investments. Investment securities, available-for-sale consist of debt securities of U.S. states and political subdivisions and are carried at fair value. Realized gains and losses are included in investment income using the average cost method. Unrealized gains and losses are recorded net of tax as part of accumulated other comprehensive income until realized. The fair value of the securities is determined using independent third-party broker or dealer price quotes, and they are classified as Level 2.

Cost method investments consist primarily of an equity investment in an entity over which the Company is unable to exercise significant influence and is not marketable. For disclosure purposes, the fair value of the investment is estimated based on its net asset value.

Impairment of Investments
Investments are evaluated for other-than-temporary impairment on a quarterly basis when the cost of an investment exceeds its fair value. For debt securities, if the Company intends to sell or it is more likely than not that it will be required to sell a security before recovery of its amortized cost, the entire impairment is recorded in earnings. If the Company does not intend to sell or it is not more likely than not that it will be required to sell the security before anticipated recovery of its amortized cost, the impairment is separated into the amount of the total impairment related to the credit loss and the amount of the total impairment related to all other factors. The credit loss component is the difference between the security's amortized cost and the present value of the expected cash flows, and is recognized in earnings. Losses related to all other factors are recognized in accumulated other comprehensive income.

Deferred Sales Commissions
Sales commissions paid to broker/dealers and other investment advisers in connection with the sale of shares of mutual funds sold without a front-end sales charge to investors are capitalized as deferred sales commission assets ("DCA"). The DCA is amortized over the estimated period in which it will be recovered from distribution and service fee revenues and contingent deferred sales charges, generally over twelve months to eighteen months, depending on share class.

The Company evaluates DCA for recoverability on a periodic basis using undiscounted future cash flows. The future cash flows estimates include assumptions about average net asset values and shareholder redemption rates.

Property and Equipment, Net
Property and equipment, net are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from three to 15 years. Expenditures for repairs and maintenance are charged to expense when incurred. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the lease term, whichever is shorter.

Property and equipment is tested for impairment when there is an indication that the carrying amount of an asset may not be recoverable. Carrying values are not recoverable when the undiscounted cash flows estimated to be generated by the assets are less than their carrying value. When an asset is determined to not be recoverable, the impairment loss is measured based on the excess, if any, of the carrying value of the asset over its respective fair value. Fair value is determined by discounted future cash flows models, appraisals or other applicable methods.

Goodwill and Other Intangible Assets
Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Other intangible assets consist of acquired mutual fund management contracts for which there is no foreseeable limit on the contract period and are determined to have an indefinite useful life.

Goodwill and indefinite-lived intangible assets are tested for impairment annually and when an event occurs or circumstances change that more likely than not reduce the fair value of the related reporting unit or indefinite-lived intangible asset below its carrying value. The Company has one reporting unit, investment management and related services, consistent with its single operating segment, to which all goodwill has been assigned.

Goodwill and indefinite-lived intangible assets may first be assessed for qualitative factors to determine whether it is necessary to perform a quantitative impairment test. The qualitative analysis considers entity-specific and macroeconomic factors and their potential impact on the key assumptions used in the determination of the fair value of the reporting unit or indefinite-lived intangible asset. A quantitative impairment test is performed if the results of the qualitative assessment indicate that it is more likely than not that the fair value of the related reporting unit is less than its carrying value or an indefinite-lived intangible asset is impaired, or if a qualitative assessment is not performed.

The quantitative goodwill impairment test involves a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is performed to compute the amount of any impairment. In the second step, impairment is computed by comparing the implied fair value of the reporting unit goodwill with the carrying value of the goodwill.

The quantitative indefinite-lived intangible assets impairment test compares the fair value of the asset to its carrying value. If the carrying value is higher than the fair value, impairment is recognized in the amount of the difference in values.

In estimating the fair value of the reporting unit and indefinite-lived intangible assets, the Company uses valuation techniques based on an income approach under which future cash flows are discounted.

The future cash flow estimates include assumptions about revenue and assets under management ("AUM") growth rates, the pre-tax profit margin, the average effective fee rate, the effective tax rate, and the discount rate, which is based on the Company's weighted average cost of capital.

Income Taxes

The Company is included in the consolidated U.S. federal and several combined state income tax returns for Franklin. The Company also files separate state income tax returns, with the exception of those included in the combined state returns of Franklin.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate company method, the Company does not record in its consolidated statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated by the Company and reflected in stockholder's equity. The Company tracks these net operating loss deferred tax assets in a separate memorandum account.

One further exception to the separate company method applies to certain deferred tax liabilities related to long lived intangible assets. Franklin views these deferred tax liabilities as having an indefinite reversal nature. Pursuant to the Agreement, in years in which the Company generated tax losses, this deferred tax liability was settled by Franklin via a deemed capital contribution.

Consistent with the separate company method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of the Company's assets and liabilities and the reported amounts in the consolidated financial statements using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

3. New Accounting Guidance

There was no new accounting guidance adopted by the Company during fiscal year 2014.

4. Investments

Investments consisted of the following at September 30, 2014:

		Amount
Investment securities, available-for-sale		
Securities of U.S. states and political subdivisions	$	11,334,176
Cost method investments		10,211,016
Total	**$**	**21,545,192**

The gross unrealized gains and losses relating to investment securities, available-for-sale at September 30, 2014 were as follows:

		Gross Unrealized		
	Cost Basis	**Gains**	**Losses**	**Fair Value**
Securities of U.S. states and political subdivisions	$ 11,063,983	$ 270,193	—	$ 11,334,176

The net unrealized holding losses on investment securities, available-for-sale included in accumulated other comprehensive income were $483,174 during fiscal year 2014. The tax effects of the net unrealized holding losses included in accumulated other comprehensive income, net of reclassifications to earnings, were $172,591 during fiscal year 2014.

At September 30, 2014, contractual maturities of available-for-sale debt securities were as follows:

	Cost Basis	**Fair Value**
Due in one year or less	$ 3,845,132	$ 3,859,306
Due after one year through five years	7,218,851	7,474,870
Total	**$ 11,063,983**	**$ 11,334,176**

5. Fair Value Measurements

Assets measured at fair value on a recurring basis at September 30, 2014 consisted of debt securities of U.S. states and political subdivisions of $11,334,176 and were classified as Level 2. There were no transfers between levels during fiscal year 2014.

Financial instruments that were not measured at fair value at September 30, 2014 were as follows:

	Carrying Amount	**Estimated Fair Value**
Cash and cash equivalents	$ 369,829,103	$ 369,829,103
Cost method investments	10,211,016	14,580,470

6. Deferred Sales Commissions

Deferred sales commissions at September 30, 2014 were as follows:

	Gross Deferred Commission Assets	Accumulated Amortization	Net
Deferred sales commissions	$ 125,959,312	$ (83,242,651)	$ 42,716,661

7. Property and Equipment

Property and equipment consisted of the following at September 30, 2014:

	Amount	Useful Lives in Years
Furniture, software and equipment	$ 9,996,177	3 – 5
Leasehold improvements	2,131,093	10 –15
	12,127,270	
Less: accumulated depreciation and amortization	(11,296,110)	
Property and Equipment, Net	**$ 831,160**	

8. Goodwill and Other Intangible Assets

There were no changes in the carrying values of goodwill of $119,405,181 and indefinite-lived intangible assets of $432,452,954 during fiscal year 2014. The Company's annual impairment test of goodwill as of August 1, 2014 indicated that there was no impairment in the value of the asset. The Company elected to perform a qualitative assessment of the valuation of goodwill and indefinite-lived intangible assets as of August 1, 2014 and concluded it is more likely than not that the fair value of its reporting unit exceeds the carrying value of goodwill, and that the fair value of the indefinite-lived intangible assets exceeds their carrying value. Subsequent to August 1, 2014, there were no impairments to goodwill or indefinite-lived intangible assets as the Company determined no events occurred or circumstances changed that would indicate that these assets might be impaired.

9. Taxes on Income

In fiscal year 2014, income taxes payable for federal and state purposes were reduced by tax benefits of approximately $1.5 million associated with employee stock-based compensation plans. The benefits were recorded as an increase in capital in excess of par value.

The significant components of deferred tax assets and deferred tax liabilities at September 30, 2014 were as follows:

	Amount
Deferred Tax Assets	
Deferred compensation and employee benefits	$ 15,545,672
Tax benefits for uncertain tax positions	5,737,000
Interest accrual	1,775,165
Net operating loss and tax credit carry-forwards	732,484
Other	995,532
Total deferred tax assets	24,785,853
Deferred Tax Liabilities	
Amortization of purchased intangibles	116,903,303
Deferred commissions	16,460,883
Unrealized gain on investment securities	1,753,722
Total deferred tax liabilities	135,117,908
Net Deferred Tax Liability	**$ 110,332,055**

At September 30, 2014, Franklin had fully utilized all of the Company's federal and California state net operating loss carry-forwards. The Company maintains memorandum accounting for its federal and California state net operating loss carry-forwards.

At September 30, 2014, there were approximately $0.5 million in state net operating loss carry-forwards which expire between 2020 and 2024 and $1.1 million in other state tax credits expiring in 2026.

A reconciliation of the beginning and ending balances of gross unrecognized tax benefits for fiscal year 2014 is as follows:

	Amount
Balance at beginning of year	$ 15,554,784
Additions for tax positions of prior years	9,188
Reductions for tax positions of prior years	(694,379)
Additions for tax positions related to the current year	1,862,403
Expiration of statute of limitations	(4,434,214)
Balance at End of Year	**$ 12,297,782**

If recognized, all of this amount, net of any deferred tax benefits, would favorably affect the Company's effective income tax rate in future periods.

Accrued interest on uncertain tax positions at September 30, 2014 was approximately $4.6 million, and is not presented in the unrecognized tax benefits table above.

The Company has recognized a tax benefit only for those positions that meet the more-likely-than-not recognition threshold. It is reasonably possible that the total unrecognized tax benefit as of

September 30, 2014 could decrease by an estimated $4.9 million within the next twelve months as a result of the expiration of statutes of limitations in the U.S. federal and certain U.S. state and local tax jurisdictions.

The Company is subject to examination by the taxing authorities in multiple jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows: the State of California 2007 to 2014; the States of New Jersey and New York and City of New York 2009 to 2014; the State of Florida and U.S. federal 2010 to 2014.

10. Variable Interest Entities

The Company has a variable interest in one VIE, for which the Company is not the primary beneficiary. The Company's investment in the entity is $10,000,000, which represents the Company's maximum exposure to loss.

11. Commitments and Contingencies

Legal Proceedings
The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position, results of operations or liquidity.

Leases
The Company leases office space primarily under a long-term operating lease expiring in fiscal year 2020.

Future minimum lease payments under the non-cancelable lease were as follows at September 30, 2014:

for the fiscal years ending September 30,	Amount
2015	1,147,676
2016	1,238,282
2017	1,238,282
2018	1,238,282
2019	1,238,282
Thereafter	1,238,282
Total	**$ 7,339,086**

12. Stock-Based Compensation

The Company participates in Franklin's Amended and Restated Annual Incentive Compensation Plan (the "AIP") and 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP"). Under the terms of the AIP, eligible employees may receive cash, equity awards, and/or mutual fund unit awards generally based on the performance of Franklin and its consolidated subsidiaries, its funds and the individual employee. The USIP provides for the issuance of shares of Franklin's common stock for various stock-related awards to officers, directors, and employees. There are 120.0 million

shares authorized under the USIP, of which 29.6 million shares were available for grant under the USIP at September 30, 2014. The Compensation Committee of Franklin's Board of Directors determines the terms and conditions of awards under the AIP and USIP.

The Company's liability to Franklin for stock-based compensation as of September 30, 2014 was $1,851,301 and is included in accounts payable and accrued expenses in the consolidated statement of financial position.

Stock and Stock Unit Awards
Stock awards generally entitle holders to the right to sell the underlying shares of Franklin's common stock once the awards vest. Stock unit awards generally entitle holders to receive the underlying shares of common stock once the awards vest. Certain performance-based long-term stock and stock unit awards have been granted that generally vest based on the achievement of predetermined Franklin financial performance goals. In the event a performance measure is not achieved at or above a specified threshold level, the portion of the award tied to such performance measure is forfeited.

Stock and stock unit award activity was as follows:

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested balance at September 30, 2013	380,898	$ 40.38
Granted	265,493	53.79
Vested	(311,377)	43.22
Forfeited/canceled	(7,806)	42.43
Transferred out	(21,438)	40.13
Nonvested Balance at September 30, 2014	**305,770**	**$ 49.10**

Total unrecognized compensation cost related to nonvested stock and stock unit awards, net of estimated forfeitures, was $12.7 million at September 30, 2014. This cost is expected to be recognized over a remaining weighted-average vesting period of 1.6 years. The total fair value of stock and stock unit awards vested during fiscal year 2014 was $17.5 million.

Franklin generally does not repurchase shares upon vesting of stock and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and executive officer stock and stock unit awards, shares are repurchased using a net stock issuance method.

Stock Options
Stock option activity was as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at September 30, 2013	38,772	$ 15.16
Exercised	(38,772)	15.16
Outstanding at September 30, 2014	—	

The total intrinsic value of share options exercised during fiscal year 2014 was $1.5 million. Cash received from stock option exercises during fiscal year 2014 was $0.3 million and income tax benefits from the exercises were $0.4 million.

Employee Stock Investment Plan

The Company participates in the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP"), which allows eligible participants to buy shares of Franklin's common stock at a discount of its market value on defined dates. The Compensation Committee of Franklin's Board of Directors determines the terms and conditions of awards under the ESIP. A total of 0.6 million shares were issued under the ESIP during fiscal year 2014, and 5.8 million shares were reserved for future issuance at September 30, 2014.

13. Related Party Transactions

The Company enters into transactions during the ordinary course of business with affiliates, which are recorded and settled through intercompany accounts. Amounts due to affiliates and due from parent and affiliates relate to these transactions.

At September 30, 2014, an unsecured credit agreement was in place under which FMA may lend to Franklin amounts up to a maximum of $500 million. Amounts loaned under this agreement earn interest at 1-month LIBOR plus 0.375% per annum. The expiration date of the agreement is November 15, 2016 unless terminated by mutual written consent of FMA and Franklin. At September 30, 2014, $55 million was receivable under this agreement and was included in due from parent and affiliates in the consolidated statement of financial condition.

14. Net Capital Requirement

FTDI is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. FTDI elected to use the alternative method, permitted by the rule, which requires it to maintain minimum net capital, as defined, no less than the greater of $250,000 or 2% of aggregate debit items. Since FTDI does not carry customer accounts and does not have customer debits, the minimum net capital balance is $250,000. At September 30, 2014, FTDI had net capital of $91,471,564, which was $91,221,564 in excess of its minimum requirement.

All customer transactions are cleared through other broker/dealers on a fully disclosed basis. Therefore, FTDI is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

FTDI claims exemption from SEC Rule 15c3-3 based upon paragraph k(1) of the Rule.